UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

04006297

January 23, 2004

Debra K. Crane
Senior Vice President, General Counsel
and Secretary
Ohio Casualty Corporation
9450 Seward Road
Fairfield, OH 45014

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-23-2004

Re: Ohio Casualty Corporation
Incoming letter dated December 17, 2003

Dear Ms Crane:

This is in response to your letter dated December 17, 2003 concerning the shareholder proposal submitted to Ohio Casualty by the Sheet Metal Workers' National Pension Fund. We also have received a letter from the proponent dated January 20, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
FEB 03 2004
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Ken Columbo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

73952

OHIO CASUALTY CORPORATION

DEBRA K. CRANE, Esq.
Senior Vice President, General Counsel and Secretary

RECEIVED
2003 DEC 19 PM 3:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 17, 2003

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Sheet Metal Workers' National Pension Fund**

Ladies and Gentlemen:

Ohio Casualty Corporation, an Ohio corporation (the "Company"), received a shareholder proposal from the Sheet Metal Workers' National Pension Fund (the "Pension Fund") for inclusion in the Company's proxy statement and form of proxy (the "Proxy Materials") for its 2004 Annual Meeting of Shareholders (the "Annual Meeting"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") that the Company intends to omit the proposal submitted by the Pension Fund from its Proxy Materials pursuant to Rule 14a-8, as promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company omits the proposal from its Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j) under the Exchange Act, I have enclosed six copies of this letter and the accompanying exhibits. I am simultaneously providing a copy of this submission to Mr. Ken Colombo, Corporate Governance Advisor for the Pension Fund, to advise him and the Pension Fund of the Company's intent to exclude the proposal from the Proxy Materials.

9450 Seward Road, Fairfield, Ohio 45014 Telephone 513.603.2213 Fax 513.603.2208 debra.crane@ocas.com

I. The Proposal

On or about November 14, 2003, the Company received a shareholder proposal and supporting statement from the Pension Fund, a copy of which is attached hereto as Exhibit A (the "Proposal"). The Company intends to omit the Proposal from the Proxy Materials for the following reasons:

A. The Proposal relates to the ordinary business operations of the Company and, therefore, is properly excludable under Rule 14a-8(i)(7).

B. The Proposal has already been substantially implemented by the Company and, therefore, is properly excludable under Rule 14a-8(i)(10).

C. The Proposal contains false and misleading statements in violation of Rule 14a-9 and, therefore, is properly excludable under Rule 14a-8(i)(3).

II. Grounds for Omission

A. The Proposal Is Properly Excludable Under Rule 14a-8(I)(7) Because It Relates To The Ordinary Business Operations Of The Company.

Rule 14a-8(i)(7) permits exclusion of a shareholder proposal if such proposal "deals with a matter relating to the company's ordinary business operations." The Staff has stated that proposals relating to executive compensation may be excluded pursuant to Rule 14a-8(i)(7) if the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

The Proposal attempts to establish a "Commonsense Executive Compensation" program that sets forth five detailed features through which executives should be compensated. Permitting shareholders to determine the details of the bases upon which executive compensation is determined amounts to micro-management of the Company and interferes with the Board of Directors' responsibility to compensate executive officers through salary, bonus, long-term compensation and severance in a manner that is in the best interests of the Company and its shareholders. The importance placed upon this responsibility of the Board is demonstrated by The Nasdaq Stock Market, Inc. and the New York Stock Exchange's recent adoption of listing requirements that direct listed companies to require a group of independent directors to determine/recommend the compensation to be paid to executive officers; a requirement with which the Company has already been complying. See Release No. 34-48745 (November 4, 2003). Removing that responsibility from the Board and placing it in the hands of the shareholders not only circumvents these new listing rules, but moves this important function from the Board of Directors, which intricately knows the business of the Company, to the shareholders, who are not privy to all the factors that must be considered when establishing senior executive compensation. This micro-management of the Company's affairs is attempted through the various "features" of the Proposal.

The first feature seeks to impose an arbitrary limit of $1,000,000 on the salary of the chief executive officer of the Company without an explanation or reason as to why such an explicit dollar limit is appropriate. However, in direct contradiction to itself, the first feature states that the chief executive officer's salary "should be targeted at the mean of salaries paid at peer group companies." Thus, if the mean of the salaries at these undefined "peer group companies" exceeds $1,000,000, the Company would be prevented from paying what its "peers" are paying their chief executive officers, resulting only in the Company's inability to attract or retain a qualified chief executive officer. This contradiction exhibits the reason that such micro-management of a company's compensation policies should not be permitted. The determination of appropriate salary levels for the Company's chief executive officer must be guided by the numerous factors and considerations that responsible directors would consider relevant in making such decisions, including the Company's financial performance, comparative compensation information in the insurance industry, individual performance and years of service. The establishment of an arbitrary salary cap impinges on the obligation of the Board to consider and act on the basis of all relevant factors.

The second and fourth features of the Proposal limit the annual bonus payable to senior executive officers to "a percentage of the executive's salary level, capped at 100% of salary" and limit the amount of severance that may be paid to senior executive officers to an amount "no more than one year's salary and bonus." As set forth above, such caps are too specific and arbitrary, and fail to take into consideration all of the other factors that must be evaluated by the compensation committee when establishing executive officer compensation. These caps micro-manage the Company's affairs by limiting the Board's ability to compensate, attract and retain qualified senior executive officers.

The third feature of the Proposal seeks to prohibit the use of stock options, a traditional method of long-term equity based compensation, and replace them with grants of restricted stock. In addition, the Proposal seeks to impose a specific vesting period on that restricted stock, requires that executives hold such restricted stock until the end of their employment, and imposes a specific maximum on the dollar amount of any such restricted stock grant. This level of specificity goes well beyond that needed to further a broad policy goal regarding long-term performance based executive compensation. The Company's decision regarding what form of long-term equity compensation should be awarded is based not only upon criteria surrounding the officer's performance, but also upon the accounting and tax ramifications such form of compensation will have for the Company. Shareholders are not in a position to make informed decisions regarding these specific, detailed accounting and tax issues, rather they are best evaluated by the Board of Directors who are more familiar with the day-to-day affairs of the Company.

It is important to note that a number of companies have recently announced changes to their executive compensation programs to reduce their reliance on stock options in favor of restricted stock grants. The issues that directors must consider when making such a decision are numerous and complex. It cannot be stated categorically that restricted stock programs better serve the interests of the Company and its shareholders than stock option programs. Some boards, after considering all of the facts and circumstances, will conclude that restricted stock is better than stock options while other boards will decide that a stock option program offers long-term incentives that are not provided by restricted stock grants. The Proposal recommends that the Company abandon its long-standing and successful stock option program for restricted shares, without providing any basis whatsoever for that recommendation. The decision as to whether or not the Company should change its current stock option program can only be made by the Board after an analysis of all of the issues, and is not an appropriate issue for a shareholder proposal.

Strangely enough, the Proposal states that all of the Proposal's features should be implemented "in a manner that does not violate any existing employment agreement or equity compensation plans." This requirement imposes a tremendous burden on the Company by requiring the Company to sort through the numerous features of the Proposal, determine which of those features cannot be satisfied due to existing agreements or plans, and, through the fifth feature discussed below, set forth in detail in the compensation committee's report why the features have not been complied with. This attempt to micro-manage the Company's affairs once again has not been thought through to its likely conclusion. Implementing certain features of the Proposal for certain officers and not others due to existing agreements could result in an environment where the pay of senior executives differs greatly depending on when their respective agreements or plans expire. These executives could be forced to take reductions in pay and benefits at different times, and this could result in lower ranking executives being paid more than higher ranking executives, depending on when agreements or plan expire. Such an environment and potential reductions at the end of a contractual term could make it difficult for the Company to retain its senior executives.

It is important to point out that it has been reported that other activist funds like the Pension Fund are filing shareholder proposals that are identical to the Proposal with numerous public companies this year. See Investor Responsibility Research Center news article attached as Exhibit B. In order to use a similar proposal for all of these companies, these funds, including the Pension Fund, have prepared and are submitting a "one size fits all" shareholder proposal on executive compensation that ignores individual company differences as they impact a company's executive compensation program. All executive compensation programs must be tailored to the specific facts and circumstances of the employer company. The compensation program that the Company's compensation committee concludes is appropriate for the chief executive officer and other senior executives of the Company is undoubtedly very different from the compensation program that the same compensation committee would consider appropriate if the Company had one-tenth of its current revenues and profits or had ten times its current revenues and profits. The Company's compensation committee considers numerous factors in establishing an executive compensation program, including comparative data compiled by the Company's executive compensation consulting firm, the achievement of financial goals, and individual performance. The Company is also in the middle of a "turnaround" program intended to restore the Company's previous levels of profitability which has had an impact on the design of its executive compensation program, creating substantial incentives for future financial performance.

By creating arbitrary salary caps, bonus limitations and other compensation limits, the Proposal limits the ability of the directors to design an executive compensation program that they believe serves the best interests of the Company and its shareholders. These limits are better left to the Board of Directors of the Company in carrying out its responsibilities regarding the compensation of senior executives, taking into consideration the specific situation of the Company. The arbitrary limits and requirements set forth in the features of the Proposal delve too deeply "into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018. The matters set forth in the Proposal are best determined by the Board in the ordinary course of the Company's business and, as such, the Proposal should be excluded.

B. The Proposal Is Properly Excludable Under Rule 14a-8(I)(10) Because It Has Already Been Substantially Implemented By The Company.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (available March 28, 1991). Thus, a company is not required to implement a proposal word-for-word in order to have it excluded as substantially implemented pursuant to Rule 14a-8(i)(10). See Release No. 34-20091 (August 16, 1983).

The fifth feature of the Proposal seeks to impose upon the compensation committee of the Board of Directors of the Company the responsibility of preparing a report outlining the components of the Company's executive compensation plan and explaining in detail any deviations from the features in the Proposal. The Commission's proxy rules already require that the compensation committee include a report in the proxy statement which requires disclosure of the compensation committee's policies applicable to the registrant's executive officers, including the specific relationship of corporate performance to executive compensation and the bases for the chief executive officer's compensation. See Regulation S-K, § 402(k). Since the Company is required by the

Commission's rules to discuss the concepts set forth in the fifth feature of the Proposal, this feature should be excludable pursuant to Rule 14a-8(i)(10).

C. <u>The Proposal Is Properly Excludable Under Rule 14a-8(I)(3) Because It Contains False And Misleading Statements In Violation Of Rule 14a-9.</u>

Rule 14a-8(i)(3) permits a company to exclude from its proxy materials a shareholder proposal and/or a supporting statement that contains false or misleading statements in violation of Rule 14a-9. Note (b) to Rule 14a-9 provides that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct of associations, without factual foundation" may constitute false or misleading statements. The Proposal contains several statements that are false and misleading pursuant to Rule 14a-9.

The first sentence of the supporting statement of the Proposal states that "compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders and other corporate constituents." This statement alleges, without any factual support, that the compensation currently paid to senior executives of the Company is improper, excessive and unjustified and that the persons being paid such compensation have not earned it, thus impugning their character and performance. The supporting statement continues by asserting that a "CEO-worker pay gap" exists, but offers no support for this assertion. In addition, the supporting statement claims that the Proposal establishes a method of "reasonable and fair compensation" and "that executive compensation should be designed to promote the creation of long-term corporate value." These statements imply that the Company's current form of executive compensation is not reasonable and fair and does not promote the creation of long-term value. There is a complete lack of factual support for these assertions. In fact, these statements contradict the compensation committee's report on executive compensation contained in the Company's proxy statement, which provides detail regarding the basis upon which compensation is paid and that such compensation is consistent with the industry and promotes "superior performance while providing financial consequences for below-target performance." Proxy Statement of the Company filed on EDGAR on March 14, 2003. Therefore, without factual support to contradict the compensation committee's statements, the supporting statements in the Proposal should be excluded as false and misleading.

In addition, the Staff has long recognized that vague and indefinite shareholder proposals may be misleading and may be omitted from proxy materials. U.S. Industries, Inc. (available February 17, 1983). The Proposal attempts to require the Company to pay salaries "targeted at the mean of salaries paid at peer group companies" and base bonuses "on well-defined quantitative (financial) and qualitative (non-financial) performance measures." The Company already states in the executive compensation report contained in its proxy statement that it evaluates compensation paid to other comparably sized insurance companies. What other "peer group" does the Pension Fund want to be utilized? What other "performance measures" does it feel could be used?

This lack of clarity and definitiveness requires exclusion of the Proposal. See Exxon (available January 19, 1992) and E.I. du Pont de Nemours and Company (available February 13, 1992).

III. Conclusion

Based upon the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action against the Company if the Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(9) and Rule 14a-8(i)(3). The Company also believes any amendment of the proposal that successfully resolved its false and misleading statements would be so materially different from the original proposal as to constitute a new proposal not submitted by the deadline for inclusion in the Company's Proxy Materials. See Rule 14a-8(e)(2).

The Company anticipates that its 2004 Annual Meeting will be held on April 21, 2004 and that preliminary copies of the Proxy Materials will be filed with the Commission on or about February 20, 2004, with definitive copies filed on or about March 11, 2004. Accordingly, I would greatly appreciate the Staff's timely response to this request.

If the Staff is inclined to disagree with the Company's conclusions or requests or if any additional information is desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. In such a case, please call me at (513) 603-2213.

Very truly yours,

Debra K. Crane

Debra K. Crane
Senior Vice President, General Counsel and Secretary

DKC/lsh
Enclosures

cc: Ken Colombo, Sheet Metal Workers' Pension Fund
Craig Rosenberg, ProxyVote Plus

EXHIBIT A

NOV 17 2003

SHEET METAL WORKERS' NATIONAL PENSION FUND

November 14, 2003

[Sent via Facsimile to (513) 603-7900, via UPS and by email to debra.crane@ocas.com **]**

Debra K. Crane
Senior Vice President, General Counsel and Secretary
Ohio Casualty Corporation
9450 Seward Road
Fairfield, OH 45014

Re: Auditor Ratification Shareholder Proposal

Dear Debra K. Crane:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Ohio Casualty Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to common sense executive compensation policies. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 5900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to promote executive compensation principles that focus senior executives on long-term corporate value growth.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Ken Colombo (ke)

Ken Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Ohio Casualty Corporation ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

EXHIBIT B

Excerpt from the Investor Responsibility Research Center Website: http://www.irrc.org/company/news

Labor Funds' Proposals Address Old and New Governance Issues

EXECUTIVE COMPENSATION, AUDITOR INDEPENDENCE REMAIN KEY FOCUS.

After breaking the record for the most shareholder proposals submitted by an institutional investor group in a proxy season last year, labor union pension funds appear to be headed toward setting a new record in 2004. While some of the proposals they are submitting are new, the majority of those submitted so far focus on two extremely familiar topics—executive compensation and auditor independence.

The International Brotherhood of Carpenters and Joiners of America's pension funds continue to file their proposals seeking the adoption of a specific "commonsense" executive compensation policy (see Highlights, Nov. 7, 2003) at Constellation Energy, Gannett, First Tennessee National and NCR. The Laborers' International Union of North America's funds also filed this proposal at Bank of New York, Delta Air Lines, EchoStar Communications, Owens Illinois, Wells Fargo and Williams. The United Association of Plumbers and Pipefitters' funds filed the proposal at Aetna, Occidental Petroleum and Pfizer. The International Brotherhood of Electrical Workers' funds submitted the proposal at Deluxe and Merrill Lynch. The Sheet Metal Workers' International Association's funds filed the proposal at Charles Schwab, EMC, Milacron, PG&E, Reebok International, and Washington Mutual.

One key tenet of the evolving critique of executive compensation is the treatment of options. The International Brotherhood of Teamsters' funds are asking PepsiCo and Altera to expense their options. The Plumbers and Pipefitters filed a proposal urging the expensing of options at IBM and the Carpenters filed similar proposals at Adobe Systems and Intel. The Laborers filed option expensing proposals at MeadWestvaco, Novell, Allergan and Kinder Morgan. The Sheet Metal Workers filed a similar proposal at American Electric Power.

The Carpenters also filed five proposals urging the elimination of options and the adoption of a specific restricted share program at Eastman Chemical, ICOS, Paccar, Torchmark and Weingarten Realty Investors. The Teamsters filed a similar proposal at Delta Air Lines; the Laborers filed them at Allegheny Technologies and Moody's. The Sheet Metal Workers filed one at Bank of America, and the Plumbers and Pipefitters filed one at Unisys.

Proposals seeking performance-based, or indexed, options were filed by the Electrical Workers at Sprint and by the Amalgamated Bank's LongView Collective Investment Fund at Schering-Plough.

Proposals on golden parachutes and other severance packages have been filed at American Electric Power by the Electrical Workers; at Coca-Cola Enterprises by the Teamsters; and at Corning and United Rentals by the LongView fund.

Because they believe the provisions in the Sarbanes-Oxley Act still allow auditors to perform certain services for their audit clients that compromise their independence, such as tax work, the building trades funds continue to file proposals to promote auditor independence. The Carpenters have filed proposals asking boards and audit committees to adopt a policy that their auditing firm will perform only audit and audit-related work at Capital One Financial, Novell, Wachovia and Washington Mutual. The Electrical Workers filed these proposals at Ball, Baxter International, and International Flavors and Fragrances.

The Sheet Metal Workers filed the proposals at Fluor, Motorola, Office Depot, and Williams. The Plumbers and Pipefitters filed the proposal at NCR and Honeywell International.

The Laborers also have been busy filing proposals urging companies to allow shareholders to ratify the company's outside auditors. In the past two weeks they have filed these proposals at AES, American Electric Power, Baker Hughes, Burlington Resources, Centel, Corning, General Dynamics, Georgia-Pacific, International Paper, Newell Rubbermaid, Nucor, Progressive, Synovus Financial, and Dillard's. Carpenters have filed proposals on auditor ratification at Allergan and Lockheed Martin. The Plumbers and Pipefitters filed an auditor ratification proposal at Convergys, and the IBEW filed proposals at Chubb and Sempra Energy. SMWIA funds filed these proposals at Cooper Tire & Rubber, Illinois Tool Works, Rohm & Hass, and Zimmer Holdings.

A number of proposals that seek to establish an independent board chair by separating the positions of CEO and chair also have been filed. The Teamsters filed these proposals at 3M, Colgate-Palmolive and Merrill Lynch. The Plumbers and Pipefitters filed these types of proposals at Allergan and Boise Cascade; and the Carpenters filed one at Duke Realty.

Copyright ® 2003 IRRC. All rights reserved.

SHEET METAL WORKERS' NATIONAL PENSION FUND

RECEIVED
2004 JAN 21 PM 4:45
CORPORATION FINANCE

January 20, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Ohio Casualty Corporations' Request for No-Action Advice Concerning the Sheet Metal Workers' National Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Sheet Metal Workers' National Pension Fund (the "Fund") hereby submits this letter in reply to Ohio Casualty Corporation's ("Ohio Casualty" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to Ohio Casualty for inclusion in its 2004 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal submitted by the Fund is a precatory proposal that requests the Board of Directors and its Executive Compensation Committee establish an executive compensation system for senior executives that includes a provision that the CEO's salary be targeted at the peer group mean, but not to exceed $1 million; that provides quantitative and qualitative performance-based bonuses in an amount not to exceed the CEO's annual salary; that utilizes restricted shares rather than stock options for long-term equity compensation; that limits severance to no more than one year's salary and bonus; and that provides that in the event the Board chooses to compensate senior executives in a different manner than that *requested* by the Proposal it explain why.

We respectfully submit that the Company's request for no-action relief should be denied for it has failed to satisfy its burden of demonstrating that it is entitled to exclude our Fund's proposal as either a matter of ordinary business (Rule 14a-8(i)(7)); one that has been substantially implemented (Rule 14a-8(i)(10)); or for containing false and misleading statements (Rule 14a-8(i)(3) and 14a-9).

1. The Proposal Relates to Senior Executive Compensation and, Therefore, Cannot Be Excluded Pursuant to Rule 14a-8(i)(7).

The Company first contends that the Proposal is properly excludable under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company. The Company fails to cite a single no-action decision in support of this proposition. Rather, it relies on Release No. 34-40018 and states:

> The Staff has stated that proposals relating to executive compensation may be excluded pursuant to Rule 14a-8(i)(7) if the proposal seeks to 'micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998)

Release No. 34-40018 reversed the Cracker Barrel no-action letter on employment-related proposals raising social policy issues and stands for the proposition that such proposals *cannot* be excluded under Rule 14a-8(i)(7); it did not provide that executive compensation proposals could be excluded as matters of ordinary business. The Release specifically states:

> We are adopting our proposal to reverse the Cracker Barrel position, which provided that all employment-related shareholder proposals raising social policy issues would be excludable under the 'ordinary business' exclusion.[] The Division will return to its case-by-case approach that prevailed prior to the Cracker Barrel no-action letter. In applying the 'ordinary business' exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. **Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including** plant closings,[] the manufacture of tobacco products,[] **executive compensation,**[] and golden parachutes. (emphasis added)(footnotes omitted)

In fact, the Staff has consistently held for more than a decade that proposals relating to senior executive compensation, which our Proposal clearly does, cannot be excluded as matters of ordinary business. See Pinnacle West Capital Corporation (March 16, 1993) ("In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business."); Time Warner Inc. (February 17, 1998) ("The Division is unable to concur in your view that the proposal may be omitted under rule 14a-8(c)(7) [the predecessor to 14a-8(i)(7)]. It is the staff's view that the proposal relates to policies and standards for setting executive compensation. Under the circumstances, the staff does not believe that the Company may rely on rule 14a-8(c)(7) as a basis to exclude the proposal from its proxy materials.").

Following Release No. 34-40018, the Staff has continued to hold that proposals relating to senior executive compensation cannot be excluded under Rule 14a-8(i)(7). See; e.g., The Coca-Cola Company (January 16, 2001)("The proposal requests that the board of directors take the necessary steps to adopt a policy to restrict the cashing of stock options by executives upon a significant workforce reduction. . . . We are unable to concur in your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(7)."); United Technologies Corporation (February 20, 2001)("The proposal requests that the board of directors incorporate measures of 'human capital' in establishing and administering standards for use in awarding performance-based executive compensation. . . . We are unable to concur in your view that United Technologies may exclude the proposal under rule 14a-8(i)(7). "); UAL Corporation (February 1, 2002)("The proposal requests that the board of directors incorporate specific measures related to the rebuilding of the company's core air transportation business following the September 11, 2001 attacks in establishing and administering standards for use in awarding performance-based executive compensation. We are unable to concur in your view that UAL may exclude the proposal under rule 14a-8(i)(7).")

Clearly, Release No. 34-40018 offers no support for the Company's request for no-action relief under Rule 14a-8(i)(7). Indeed, the Company is not entitled to such relief for our Fund's precatory proposal is not a matter of ordinary business and should be included in the Company's upcoming proxy materials.

2. The Fund's Proposal Has Not Been Substantially Implemented by the Company.

The second section of the Company's request for no-action relief states: "The Proposal is Properly Excludable Under Rule 14a-8(i)(10) Because It Has Already Been Substantially Implemented By The Company." We would first emphasize that, contrary to the section heading, the Company here only argues that it should be allowed to omit the fifth feature of the Proposal, which calls for disclosure of key features of the Company's executive compensation plan *and variances from the Commonsense program to be explained in detail.*

The Fund's proposal is a precatory proposal and constitutes a request to the board of directors to either implement our requested system of "Commonsense executive compensation" or to explain why it is choosing not to implement certain, or all, features of the program we support. While Regulation S-K may prescribe certain disclosures, it clearly does not require that the Company explain why it has chosen not to implement the executive compensation program requested by the Proposal, which is the gist of the disclosure requested by the fifth provision of the Proposal. See, e.g., Texaco Inc. (Feb. 26, 1993) ("The Division also is unable to concur in your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. In this regard the staff does not believe that compliance with the Commission's new executive compensation disclosure would render the proposal moot because that disclosure involved a discussion of the prior year's compensation, not a discussion of recommendations for changes in existing compensation policy. Accordingly, we do not believe that the Company may rely on Rule 14a-8(c)(10) as a basis for omitting the proposal from its proxy materials.") The

Company has failed to satisfy its burden of persuasion that it is entitled to no-action relief under Rule 14a-8(i)(10).

3. The Company Has Not Satisfied Its Burden of Establishing that the Proposal is False and Misleading.

The Company finally argues that it may exclude the Proposal under Rule 14a-8(i)(3) for being false and misleading in violation of Rule 14a-9. The Company first states:

> The first sentence of the supporting statement of the Proposal states 'compensation paid to senior executives at most companies, including ours, is excessive, unjustified and contrary to the interests of the Company, its shareholders and other corporate constituents.' This statement alleges, without any factual support, that the compensation currently paid to senior executives of the Company is improper, excessive and unjustified and that the persons being paid such compensation have not earned it, thus impugning their character and performance.

The Company has incompletely quoted the first sentence of the supporting statement. The first paragraph of the supporting statement provides in its entirety:

> **We believe that** compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")(emphasis supplied)

The crucial language that was deleted from the Company's quote of our supporting statement was the language "[w] e believe that," which clearly demonstrates that this language was labeled as opinion, not a statement of fact. The supporting statement then quotes from a senior executive at Institutional Shareholder Services who describes CEO pay as a "wasteland that has not been reformed." Elsewhere in the Company's no-action request, it notes that we have filed this proposal at numerous companies, which is relevant here as evidence that the Proposal is not slandering the CEO at Ohio Casualty. Rather, it is our opinion that the executive compensation system in our society offers unjustifiably high compensation that benefits neither the Company, its shareholders, nor other important constituents. Given that the S.E.C. and its Staff have consistently supported shareholders' rights to submit proposals concerning executive compensation, it would be ironic if the Company could have a proposal omitted simply because a shareholder expressed its opinion that executive compensation was too high.

The Company next argues the Proposal is false and misleading because: "The supporting statement continues by asserting that a 'CEO-worker pay gap' exists, but offers no support for this assertion." The supporting statement does provide support, as the following quote from our supporting statement demonstrates:

> As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

For some reason, the Company failed to note that the supporting statement provides exactly the support the Company claimed was missing.

The Company's remaining 14a-8(i)(3) arguments relate to the second paragraph of the supporting statement, which provides in its entirety:

> We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

It argues that our request for shareholders to be proactive and provide input on what they believe is reasonable and fair executive compensation, as well as our desire for executive compensation to promote long-term corporate value, represent assertions attacking the company. This is incorrect. These statements represent our aspiration for what an excellent executive compensation program should be. Shareholders should, and do, have the right to make such statements.

Finally, the Company argues that the proposal is "vague and indefinite" and thus properly excludable. It notes that the Proposal requests that salaries be "targeted at the mean of salaries paid at peer group companies," then states that the Company already evaluates compensation paid at other companies. First, there is a difference between "salary" and "compensation." More importantly, the Company may evaluate salaries paid at other companies, but that is quite different from paying a salary targeted at the median. Likewise, the Company purports to be confused concerning our request for bonuses based on well-defined quantitative and qualitative performance measures. Again, our Proposal is precatory and we simply seek for the Board and its Compensation Committee to determine appropriate performance measures and then employ them. Such a request is neither vague, nor indefinite.

Conclusion

For the foregoing reasons, we respectfully submit that the Company has failed to satisfy its burden of persuasion that the Proposal may be omitted from its 2004 proxy materials.

Sincerely,

Ken Columbo/kfw

Ken Columbo
Corporate Governance Advisor

Cc: Debra Crane, Esq.
Craig Rosenberg

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ohio Casualty Corporation
Incoming letter dated December 17, 2003

The proposal requests the board to replace the current system of compensation for senior executives with a "Commonsense Executive Compensation" program, the details of which are set forth in the proposal.

We are unable to concur in your view that Ohio Casualty may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ohio Casualty may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Ohio Casualty may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ohio Casualty may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Ohio Casualty may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Ohio Casualty may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John Mahon
Attorney-Advisor